EXHIBIT 4(ll)

PRIVATE & CONFIDENTIAL

1 January 2001

Mr Peter Anthony Allen
S/N 00797480
Present

Dear Mr Allen

We are pleased to offer you the position of Executive Director (Broadband 5 - Senior Executive). You will be employed by PCCW Services Limited ("the Company") with effect from 1 January 2001 under the following terms and conditions:

1.              Salary

A basic salary of HK$46,190 per month payable in arrears. Salaries will be paid on the 28th of each month or earlier if the 28th falls on a public holiday.

2.              Directors' Fee

During your employment with the Company, all directors' fees or directors' remuneration of whatsoever nature received by you from any company within the PCCW Group shall be returned forthwith to the Company. You will resign from all directorships and any other offices appointed by or held at the request of the Company or its holding company, subsidiaries or associated companies.

3.               Hours of Work

Your normal working hours will be from 9:00 am to 6:00 pm, Monday to Friday, with one hour lunch break. You are required to dedicate all your working hours to work relating to the business of the Company and of PCCW, its subsidiaries and associated companies.

It may be necessary to work additional hours, including Saturdays, Sundays and Public Holidays for which overtime is not paid.

4.              Holiday Entitlement - Annual Leave

Throughout the entire employment, you are entitled to 24 working days' leave with pay each year. A working day for this purpose excludes Saturdays, Sundays and Public Holidays. Holiday entitlement not used in any one year is not transferable to the next year. There will be no payment in lieu of any unused leave.

If you join part-way through the calendar year, your annual leave will be calculated on a pro-rata basis.

Termination pay in lieu of accrued holiday not taken prior to the date of leaving is calculated up to the last day of service since 1 January in the year in which service is terminated. If your leave taken is more than you have accrued at the date of leaving, the Company will deduct the excess holiday pay from any salary due on termination. Pay for this purpose means basic salary and housing benefits (if any), excluding commission or bonus.

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PCCW Limited                www.pccw.com
PO Box 9896 GPO Hong Kong     Tel  +852 2888 2888     Fax  +852 2877 8877

1 January 2001
Peter Anthony Allen

If you spend a certain amount of your leave time visiting company connections in places where you spend your leave, time spent on such calls cannot be 'deducted' from the duration of leave. This is considered a normal practice with the Company.

5.              Pacific Century CyberWorks Medical Scheme

You and your spouse and children are provided with world-wide hospitalization assistance benefits and a clinical expenses scheme, up to the limits specified in the attached medical leaflet. You are eligible for Class 8 benefits.

Should you cease to be employed by the Company, you must return the medical card(s) to the Human Resources Department upon submission of your resignation.

6.              Pacific Century CyberWorks Provident Fund Scheme

You are entitled to participate in either the Pacific Century CyberWorks Provident Fund Scheme, a non-contributory scheme with the Group contributing an equivalent of 12% of your basic monthly salary or the Mandatory Provident Fund Scheme. Full details of your benefits under the Schemes are provided in the Scheme Rules which form part of your terms and conditions of employment. In all cases, any interpretation or clarification of the rules should be made in accordance with the Provident Fund or Mandatory Provident Fund Policy.

7.              Business Travel

For business travel, you are entitled to travel business class.

8.              Termination of Employment

You will be engaged on a continuous contract, which may be terminated by either party giving to the other six months notice in writing or six months' basic salary and housing in lieu thereof. This period of notice can commence from any day.

Should you (i) be guilty of fraud, dishonesty or serious misconduct or (ii) commit a serious or persistent breach or neglect of your duties hereunder or (iii) be in breach of any representation by you or any undertaking made by you hereunder or otherwise in relation to your employment or benefits arising out of your employment or (iv) make any misleading statement in relation to your previous employment or (v) refuse or neglect to comply with any lawful order given to you by the Company or (vi) be guilty of misconduct inconsistent with the due and faithful discharge of your duties or (vii) commit any act that may cause undue embarrassment or moral or social condemnation to the Company, the Company shall be entitled to terminate this Agreement forthwith without notice or payment in lieu thereof. The Company shall also be entitled to so terminate this Agreement on any other ground on which an employer would be entitled to terminate an employee's contract without notice at common law.

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1 January 2001
Peter Anthony Allen

If required by the Company, you will agree not to carry out any work or attend the offices or contact any clients of the Company or of any of its associated companies during your notice period.

Upon termination of employment, you will immediately transfer and deliver to the Company all papers, documents, notes, memoranda, records and writings belonging to the Company or its subsidiaries, holding or associated companies which you may have in your possession or control by reason of your position in the Company in any way relating to the business of the Company or its subsidiaries, holding or associated companies or to the business of the clients of the Company and its subsidiaries, holding or associated companies together with all extracts or copies thereof.

If notice of termination of your employment is given by you or the Company, you will resign immediately from all directorships and any other offices appointed by or held at the request of the Company or any of its subsidiaries of affiliates.

9.               Expenses

The Company will reimburse authorised expenses incurred on Company business upon production of receipts or supporting payment vouchers. A guiding principle in settling expenses is that there should neither be loss nor benefit financially as a result of any reasonable expense incurred on Company business.

Claims for expenses must be approved by the Company. No employee is entitled to authorise his own expenses.

10.             Employment

As the Company or such of its subsidiaries, holding or associated companies may have interests and business dealings overseas, in the performance of your duties of employment with the Company or such of its subsidiaries, holding or associated companies, the Company shall be entitled to require you from time to time to work overseas.

11.             Representation of Employee

You represent and warrant that you are not bound by or subject to any court order, agreement, arrangement or undertaking (including, but without limitation, any non-competition or non-solicitation undertakings) which may in any way restrict or prohibit you (with or without the payment of compensation) from entering into this contract of employment or from performing your duties in whole or in part and providing services under this contract of employment on the same terms and conditions.

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1 January 2001
Peter Anthony Allen

12.            Disclosure of Information and Conflict of Interest

Within seven days from the commencement of your employment, and thereafter once in every six months during the term of your employment, you are required to disclose to the Company in writing full details of any interest you have (whether legally or beneficially or through any agent and including any interest in any share or loan capital or other securities) in any company or other commercial entity or body corporate or unincorporate ("Interest"). For the purposes of disclosure you shall be taken to be interested in and required to disclose any Interest of your spouse, children under 21 years of age or any corporation which acts, or the directors of which are accustomed to act, in accordance with your directions or instructions or in respect of which you are entitled to exercise or control the exercise of one-quarter or more of the voting powers at general meetings of that corporation. Whether any Interest so disclosed is in a company or other commercial entity or body corporate or unincorporate, you shall disclose, so far as you are aware having made all reasonable enquiries, all Interests of such other company or other commercial entity or body corporate or unincorporate.

If required at any time by the Company, you shall dispose of, or shall procure your spouse or children under 21 years of age as the case may be to dispose of, any Interest disclosed or required to be disclosed to the Company. In addition, without altering your duty to make the necessary disclosure, you shall be required to dispose of any Interest which you bona fide hold as an investment of a personal nature if such Interest is in conflict with the business or affairs of the Company or it subsidiaries, holding or associated companies or any company that forms part of the Pacific Century Group.

Furthermore, you shall promptly disclose to the Company all information or material which at any time shall have come to your knowledge or into your possession which may be used by the Company or its subsidiaries, holding or associated companies or any company that forms part of the Pacific Century Group for the carrying on or development of its or their existing businesses or the development of a new business.

Without prejudice to any other provisions of this letter, you agree to declare any of your business in conflict with the business or activities of the Company or such of its subsidiaries, holding or associated companies, at the date hereof or in which you may subsequently become involved in reasonable detail to the Company or such of its subsidiaries, holding or associated companies.

13.            Non-Competition

You acknowledge that during the course of your employment with the Company, you will become familiar with the Company's trade secrets and with other confidential information concerning the Company and its subsidiaries, holding or associated companies or any company that forms part of the Pacific Century Group and that your services will be of a special, unique and extraordinary value to the Company. You agree that during the Term hereof and for six months thereafter, you shall not directly or indirectly own, manage, control, participate in, consult with, render services for, or engage in any business competing with the businesses of the Company or its subsidiaries, holding or associated companies within any business territory the Company or its subsidiaries, holding or associated companies operate.  For the purposes of this Agreement, the "businesses of the Company" includes without limitation any potential business being considered or developed by the Company or any of its subsidiaries, holding or associated companies.

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1 January 2001
Peter Anthony Allen

14.            Further Restrictions

You or your agent shall not, within 12 months after the termination of this employment or subsequent employments, directly or indirectly recruit, solicit, entice, assist in, or engage in any activity whatsoever that would result in any person then or theretofore employed by the Company or its subsidiaries, holding or associated Companies or appointed as a representative of the Company, to join you or your agent to engage in services to or employment with any business entity that you or your agent shall be involved in, as a partner, conventurer, employee, investor, or otherwise.

You or your agent shall not, within 12 months after termination of this employment or subsequent employments, directly or indirectly solicit or otherwise attempt to obtain any orders, nor will you obtain or accept orders for provision of services of similar kind as those supplied by the Company or any of its subsidiaries, holding or associated companies from any person, firm or company who or which was a client of the Company or any of its subsidiaries, holding or associated companies at any time within a period of one year preceding the date of termination of such employment.

You agree that the above restrictions are reasonable in all the circumstances for the protection of the Company and its business.

15.             Severability

You agree that the above restrictions under Clause 13 and 14 are reasonable in all the circumstances for the protection of the Company and its business. The various provisions and sub-provisions of this letter are severable and if any provision or sub-provision or identifiable part thereof is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions or sub-provisions or identifiable parts thereof in this letter.

16.             Company Policies

(a)           The Company is an equal opportunity employer and does not permit discrimination or harassment on the ground of sex, pregnancy, marital or family status or disability.

(b)           The Company complies with its statutory obligations regarding the personal data of its employees.

17.             Confidentiality

It is a condition of this contract of employment that you will keep confidential and not disclose, exploit or use neither for your own purpose nor for any purpose other than that of the Company, directly or indirectly, during and subsequent to your employment with the Company, any information in relation to the private affairs of the Company or any of its subsidiaries, holding or associated companies obtained by virtue of your employment or during your work with the Company or any of its subsidiaries, holding or associated companies including without limitation details of your terms of employment. Any breach or failure to observe this condition will make you liable to immediate dismissal without compensation and the Company reserves the right to take appropriate action.

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1 January 2001
Peter Anthony Allen

18.            Governing Law

This contract shall be governed in accordance with the laws of the Hong Kong Special Administrative Region of the People's Republic of China.

19.            Transfer of Employment

The Company reserves its rights to transfer this contract of employment to other related companies when it sees fit.

This letter constitutes the written terms and conditions governing your contract of employment with the Company. Please, therefore, signify your acceptance of the terms contained within this letter by signing and returning to me the duplicate contract.

Yours sincerely

Alex Arena
Executive Director
Pacific Century CyberWorks

I have received a copy of this letter and have read and understood its contents. I accept that the contents of this letter constitute my contract of employment. I also understand that any alterations shall be mutually agreed and will be notified to me personally.

Signed	:

Name	:	Peter Anthony Allen

Date	: